MARK NORDLICHT
152 West 57th Street, Fourth Floor
New York, New York 10019

June 29, 2011

VIA EDGAR

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mark Nordlicht Schedule TO-T filed on June 13, 2011 File No. 5-82968

Dear Ms. Kim:

This letter is in response to your letter dated June 17, 2011.  For your ease of reference, I have repeated your comments in this response.  I have also filed Amendment No. 1 (the “Amendment”) to the Schedule TO-T that was filed with the Commission on June 13, 2011.

Offer to Purchase

What are the most significant conditions to the Offer, page iii

1.           We note that the offer is conditioned upon there being tendered a number of shares which together with the shares already owned by the bidder represents at least 10% of the total number of shares outstanding.  Please revise the Minimum Condition to state the approximate number of shares required to be tendered in the offer.  We note that the bidder already owns 9.5% so it appears that only 0.5% would need to be tendered in order to meet the Minimum Condition.

The Schedule TO-T has been amended as you requested.  Please see subparagraph (2) of Item 1. to Item 11. of the Amendment.  Note that the bidder is tendering for a number of shares that would cause the bidder’s share ownership to increase to at least 10% of the total number of Shares outstanding on a fully diluted basis.  In reviewing Optionable’s filings, the bidder has determined that Optionable’s total shares outstanding on a fully diluted basis would be approximately 50,516,128 shares, 10% of which is 5,051,613 shares.  The bidder currently owns 4,595,075 shares.  Therefore, the bidder is seeking to acquire no less than 456,538 shares, which is stated in the Amendment.

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
June 29, 2011

2.           We note that you may determine in your “sole discretion” whether certain offer conditions have occurred or are satisfied.  In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder results in the offer being deemed illusory.  Please revise to include an objective standard for the determination of whether a condition has been satisfied.  See Section 14(e) of the Exchange Act.

The Schedule TO-T has been amended as you requested.  Please see subparagraph (1) of Item 1. to Item 11. of the Amendment.

3.           A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  Please revise the Section 203 Condition and the Impairment Condition since it is not apparent that shareholders will understand what events or non-events would “trigger” the condition, allowing you to abandon the offer.

The Schedule TO-T has been amended as you requested.  Please see subparagraphs (4) and (9) of Item 1. to Item 11. of the Amendment.

4.           We note the bidder’s right to waive conditions.  If the bidder decides to waive any material conditions, please note that he must expressly announce his decision in a manner reasonably calculated to inform security holders of the waiver.  In this regard, it appears that the waiver of the Minimum Condition, the Section 203 Condition or the Impairment Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.  Please provide us with the bidder’s views on this issue and whether or not waiver of the remaining conditions will constitute a material change.  See Rule 14d-4(d).

The bidder agrees that a waiver of any of the material conditions set forth in the Offering Document would constitute a material change.

Determination of Validity, page 7

5.           Please explain to us the purpose of the language that your interpretation of the terms of the offer will be final and binding.  Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

The Schedule TO-T has been amended as you requested.  Please see subparagraphs (5) and (6) of Item 1. to Item 11. of the Amendment.

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
June 29, 2011

Certain Information Concerning Optionable, page 10

6.           Please revise to describe in further detail the pending legal proceedings.  Refer to Item 11 of Schedule TO and corresponding Item 1011(a)(5) of Regulation M-A.

The Schedule TO-T has been amended as you requested.  Please see subparagraph (7) of Item 1. to Item 11. of the Amendment.

Certain Information Concerning the Purchaser, page 10

7.           We note that in the third paragraph the disclosure states that the Purchaser “does not beneficially own or have any right to acquire, directly or indirectly, any Shares.”  Please revise or delete this sentence since elsewhere in the disclosure you state that the bidder beneficially owns 9.5% of the outstanding Shares.

The Schedule TO-T has been amended as you requested.  Please see subparagraph (8) of Item 1. to Item 11. of the Amendment.

Purpose of the Offer . . . . page 12

8.           We note that the bidder believes that Optionable has a “valuable legal claim for damages” and would like to initiate legal proceedings.  Please revise to describe the legal claim and the relief sought.

The Schedule TO-T has been amended as you requested.  Please see subparagraph (10) of Item 1. to Item 11. of the Amendment.  The bidder has also added additional information relating to an action against CME Group NYMEX, Inc.  Please see subparagraph (10) of Item 1. to Item 11. of the Amendment.

Conditions of the Offer, page 14

9.           Please refer to disclosure relating to the bidder’s failure to exercise any of the rights described in the last sentence under this section.  This language implies that once a condition is triggered, the bidder must decide whether or not to assert it.  Please note that when a condition is triggered and the bidder decides to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition.  Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and redisseminate new disclosure to security holders.  The bidder may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so.  Please confirm your understanding supplementally, or revise your disclosure.

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
June 29, 2011

The Schedule TO-T has been amended as you requested.  Please see subparagraph (12) of Item 1. to Item 11. of the Amendment.  The bidder understands that he may not fail to assert a triggered condition and effectively waive it without officially doing so by complying with Rule 14d-4(d).

In making this response I, the bidder, acknowledge that:

•	The bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have adequately addressed your comments.  If you have further comments, I ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898, or by email to kfriedmann@richardsonpatel.com.  Mr. Friedmann’s telephone number is (212) 561-5559.

I look forward to hearing from you shortly.

Very truly yours, /s/ Mark Nordlicht